Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 22, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir / Madam,

Ref:	Intimation under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations 2015 regarding issuance and allotment of equity shares pursuant to the Scheme of Amalgamation and Arrangement

This is in reference to the Scheme of Amalgamation and Arrangement of Dr. Reddy’s Holdings Limited (“DRHL” / “Amalgamating Company”) and Dr. Reddy’s Laboratories Limited (“DRL” / “Amalgamated Company”) and their respective shareholders (“Scheme”), as approved by the Hon’ble National Company Law Tribunal, Hyderabad Bench (“NCLT”) vide its Order dated April 5, 2022.

Pursuant to the Scheme, the Board of Directors of the Company at its meeting held today, i.e. on April 22, 2022 has approved the allotment of 4,13,25,300 fully paid-up equity shares of the face value of INR 5 each to the equity shareholders of DRHL. These equity shares will be listed on the on the National Stock Exchange of India Ltd. and BSE Limited.

Further, 4,13,25,300 equity shares held by DRHL i.e the Amalgamating Company in the share capital of DRL i.e. Amalgamated Company got cancelled, pursuant to the Scheme.

There is no change in promoter’s total shareholding (i.e. 26.72%) in the Company, post allotment/ cancellation of above-said equity shares.

This is for your information please

Thanking You.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

CC:  New York Stock Exchange Inc. (Stock Code: RDY);

        NSE IFSC Limited